Exhibit 8.1

C21 Investments Inc.

List of Significant Subsidiaries

Name of subsidiary	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (1)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Venture Group, LLC (1)	Holding Company
Phantom Brands, LLC (1)	Holding Company
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) Operations discontinued and results included in discontinued operations.